EXHIBIT D

Jennifer Tan
Officer, Client Services
Telephone: 416.361.0930 ext.269
jtan@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 16, 2004

Dear Sir or Madam:

RE: Metallica Resources Inc.

We confirm that the Interim Financial Statements for the third quarter, nine (9) months ended September 30, 2004 and the Management Discussion and Analysis for the period ended September 30, 2004 were mailed to those shareholders on the supplemental mailing list on November 15, 2004.

Yours Truly,
EQUITY TRANSFER SERVICES INC.